

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2025

Teck Hong Ho
Chief Executive Officer
Vistek Limited
39 Woodlands Close #08-11
Mega@Woodlands
Singapore 737856

> **Re: Vistek Limited**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed May 1, 2025**
> **File No. 333-284559**

Dear Teck Hong Ho:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1

Exhibits

1. We acknowledge your counsel's revised opinion filed as Exhibit 5.1. We note that the revised opinion has deleted Schedule 1, which is referenced by counsel's opinion. Please re-file the opinion to include the deleted Schedule.

Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Yuning "Grace" Bai, Esq.